Exhibit 1.01
IPG Photonics Corporation
Conflict Minerals Report
For the year ended December 31, 2025

1.Introduction

This report for the year ended December 31, 2025, is filed to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. The term "conflict minerals" is defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, as limited by the Rule, tin, tantalum, tungsten, and gold (“3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC (collectively referred to as the “Covered Countries”).

IPG Photonics Corporation (“we”, “us”, “IPG Photonics” or the “Company”) develops, manufactures, and sells high-performance fiber lasers, fiber amplifiers and diode lasers for diverse applications, primarily materials processing. Fiber lasers are a type of laser that combines the advantages of semiconductor diodes, such as long life and high efficiency, with the high amplification and precise beam qualities of specialty optical fibers to deliver superior performance, reliability and usability. Our products contain parts or components that contain or could contain one or more of the 3TGs that are necessary for the functionality or production of these products. The information contained in this report includes the activities of the Company’s consolidated subsidiaries.

Due to the presence of 3TGs in our products, and in accordance with the Rule, the Company completed a reasonable country of origin inquiry (“RCOI”) to determine whether necessary 3TGs in our products originated in the Covered Countries. We then performed due diligence on the source and chain of custody of the 3TGs.

2. Reasonable Country of Origin Inquiry

The Company retained Assent Compliance (“Assent”), a third-party service provider, to assist with our RCOI. In preparation for the RCOI, the Company sought to identify the vendors that supply the Company directly with materials that (i) are incorporated into the Company’s products and (ii) reasonably could contain one or more 3TGs. We provided a list composed of our first-tier suppliers to Assent for upload to the Assent Compliance Manager tool (“ACM”).

The Company utilized the Conflict Minerals Reporting Template (“CMRT”), version 6.5, as developed by the Responsible Business Alliance and the Global e-Sustainability Initiative. Assent engaged the Company’s vendors to collect information through the use of the CMRT concerning the presence and sourcing of 3TGs in the parts and materials supplied to the Company. The CMRT is the standard reporting template that many companies use to facilitate disclosure and communication of information regarding suppliers that provide materials to a company’s supply chain.

During the supplier survey, the Company contacted suppliers via the ACM, a SaaS platform provided by Assent that enables its users to complete and track supplier communications as well as allow suppliers to upload completed CMRTs directly to the platform for assessment and management. Through Assent, the Company requested that all suppliers complete a CMRT and provided access to training and education to guide suppliers on best practices and the use of this template.

Assent’s compliance platform includes automated data validation on all submitted CMRTs. This automated validation promotes the accuracy of submissions by identifying any inconsistent answers in a supplier’s CMRT. Suppliers that have submitted forms containing inconsistent answers are contacted immediately through automated email receipts that identify the inconsistency and request that the supplier address the inconsistency and submit a corrected form. If a supplier does not submit a corrected form in a reasonable timeframe, they are contacted directly by the Assent team.

The Company does not have direct relationships with smelters or refiners (“SORs”) but is familiar with (and has used the resources provided by) the Responsible Minerals Initiative (“RMI”), an initiative which supports the validation of smelters or refiners as “conflict free.” As recognized by the RMI in its white papers “Reasonable Practices to Identify Sources of Conflict Minerals: Practical Guidance for Downstream Companies” and “Five Practical Steps to Support SEC Conflict Minerals Disclosure”, the Company, as a “downstream” company, possesses no independent means of determining the source and origin of mineral ores processed by SORs. The Company does not purchase raw ore or unrefined minerals and has no direct suppliers in the Covered Countries. The Company purchases materials used in its products from a large network of suppliers, and some of those materials contain 3TGs. The Company relies on its suppliers to assist in its efforts to determine the origins of the 3TG contained in the materials they supply to the Company.

In response to the Company’s RCOI, many suppliers responded that they were in the process of surveying their own suppliers or were uncertain about the origins of their 3TGs. Accordingly, the Company was unable to determine the source of all of its 3TGs and proceeded with further due diligence measures to determine the origins of its 3TGs consistent with industry practice for downstream companies with complex, multi-tier supply chains.

3. Design of the Company’s Due Diligence and Description of Due Diligence Process

The Company’s conflict minerals compliance program and due diligence were based on the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (together, the “Guidance”), with a particular focus on the recommendations issued for downstream companies. According to the Guidance, downstream companies should exercise due diligence on the source and chain of custody of the 3TGs contained in their products. As a downstream company, the Company has no independent means of determining the source and origin of 3TG ores processed by SORs. Notwithstanding the Company’s inability to independently determine the sourcing of its 3TGs, the Company implemented a due diligence program to identify and seek to trace the 3TGs in its supply chain. The summary below addresses the Company’s implementation of the various steps set forth in the Guidance.

3.1 Step 1: Company Management Systems

Internal Team

The Company maintained a management system to support the Company’s compliance obligations. The Company’s management system included the IPG Photonics Corporation Conflict Minerals Policy (the “Policy”). The management system also included the Company’s Conflict Minerals Compliance Procedure (the “Procedure”), which established a cross-departmental team consisting of representatives from the purchasing, finance, legal, information technology and product/manufacturing departments of the Company, to execute and monitor the effectiveness of the Policy and the Procedure. The Procedure establishes a process for requesting information from the Company’s first-tier suppliers concerning the origins of their 3TG and the identity of the SORs in their own supply chains.

Control Systems

The Company maintains its control systems through the IPG Photonics Corporation Supplier Code of Conduct and IPG Photonics’ Terms and Conditions of Purchase, which govern the terms of the Company’s relationships with a substantial majority of its suppliers. These documents require the Company’s first-tier suppliers to be in compliance with the Act and to provide disclosure to the Company concerning the sources of their 3TGs. The Procedure has also implemented an IPG Photonics Vendor Sourcing Information Form for Conflict Minerals and Component Vendors, which requests that new suppliers of the Company provide information concerning whether its products contain 3TGs and if so, the sourcing of its 3TGs.

Supplier Engagement

The Company engages with suppliers directly to request that they complete a valid CMRT for the products that they supply to the Company. The Company puts a strong emphasis on supplier education and training. To accomplish this, the Company utilized Assent’s Learning Management System, Assent University, and provided all in-scope suppliers with access to a training course. All suppliers are encouraged to complete all modules within this course.

Grievance Mechanisms

The Company has established multiple longstanding reporting mechanisms, including anonymous hotline, whereby employees and suppliers can report violations of the Company’s policies. Suppliers and others outside of IPG Photonics may contact our conflict minerals team to communicate with us, including to report grievances.

Maintain Records

The Company has adopted a policy to retain relevant documentation for a period of five years. We store all of the information and findings from this process in a database that can be audited by internal or external parties.

3.2 Step 2: Identify and Assess Risk in the Supply Chain

Because of the variety and complexity of its products, the changing nature of its extensive supply chain and as a downstream company with no direct relationship to SORs, the Company cannot identify all upstream suppliers in its direct suppliers’ supply chains. Thus, the Company has relied on the responses it has received from its direct suppliers concerning the origin of the 3TGs contained in the parts and materials supplied to the Company, including the information provided from upstream suppliers of the Company’s direct suppliers.

With the assistance of Assent, the Company issued at least seven email requests for information to direct suppliers that did not respond to the survey. The Company and Assent then reviewed all collected CMRTs and conducted due diligence to determine whether the information provided appeared to be incomplete, inaccurate or not credible. Many of our suppliers’ responses provided data at a company or divisional level or were unable to specify the smelters or refiners used for 3TGs in the components supplied to the Company. Additionally, many suppliers indicated that they did not receive information from all of their suppliers and, therefore, they could not provide a comprehensive list of all smelters or refiners in their supply chains.

The Company, through Assent, identified and flagged smelter or refiner risk by assessing the facilities reported by our direct suppliers in their submitted CMRTs. Assent determined if the smelter was in fact a legitimate 3TG processing facility that was operational in 2025 and if that facility had been audited against a standard in conformance with the OECD Guidance, such as the Responsible Minerals Assurance Process (RMAP). Smelters that have completed an RMAP audit are considered to be DRC-Conflict Free. In cases where the smelter’s due diligence practices have not been audited against the RMAP standard, a potential supply chain risk exists.

As of May 19, 2026, the Company has validated 341 smelters or refiners. Due to the provision of primarily supplier-level CMRTs, we cannot definitively determine their connection to the Covered Products. Each of these 341 facilities were assessed according to red flag indicators defined in the OECD Guidance. Assent uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to the DRC and covered countries;
•Known mineral source country of origin;
•Responsible Minerals Assurance Process (RMAP) audit status;
•Credible evidence of unethical or conflict sourcing; and
•Peer Assessments conducted by credible third-party sources.

3.3 Step 3: Design and Implement a Strategy to Respond to Identified Risks

As a downstream company with no direct relationship to SORs, the Company can only mitigate risk through working with its direct suppliers individually or collectively to identify SORs. Accordingly, with the assistance of Assent, the Company sought to increase its visibility into its supply chain by reviewing the SORs identified by its vendors to determine risk levels.

Together with Assent, we developed processes to assess and respond to the risks identified in our supply chain. IPG Photonics has a risk management plan, through which our program is implemented, managed, and monitored. As the program progresses, escalations are sent to nonresponsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance to the Act and the Rule. When risks are identified at the supplier level our goal is to educate suppliers and provide them with recommended next steps to mitigate any potential risks.

3.4 Step 4: Independent Third Party Audit

We do not have a direct relationship with any 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain. Instead, we rely on third-party audits of smelters and refiners conducted as part of the RMI RMAP, which uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the 3TG used by smelters and refiners that agree to participate in the program. All publicly available information by the RMI is utilized by IPG Photonics to assess risk.

3.5 Step 5: Publicly Report Findings

The Company posted the Policy on its publicly available website at https://www.ipgphotonics.com/company/policies-standards/suppliers. The Company has placed this annual report on its publicly available web site at https://investor.ipgphotonics.com/financials/sec-filings/default.aspx. The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in this Conflict Minerals Report.

4. Due Diligence Results

4.1 Survey Results

For the 2025 reporting year, IPG Photonics received CMRT forms from approximately 78% of the suppliers surveyed. All final CMRT submissions were reviewed for inaccuracies or gaps in the data, and we requested additional information for the CMRT submissions wherever inaccuracies or gaps were found.

4.2 Smelters and Refiners

Based on the Company’s (and its advisor’s) due diligence measures and its review of publicly available information concerning the entities identified to the Company as SORs by its vendors, the Company identified some SORs and/or countries of origin that potentially processed or served as the origin of the 3TGs contained in its products. Because many of its direct suppliers reported their information to the Company on a “company” level rather than “product” level, however, the Company cannot know with certainty whether any of its products contained any 3TG from any particular country or SOR identified to the Company.

4.3 Countries of Origin

Also, because the Company did not receive responses from all of its suppliers of 3TGs, the Company cannot confirm the origins of all of the 3TG in its products. The Company therefore cannot conclude that its products do not contain 3TGs originating from the Covered Countries in addition to the disclosures that have been reported to the Company, nor can the Company conclude that any of its products contain 3TGs from any SORs sourcing from the Covered Countries that were identified to the Company.

5. Future Due Diligence Measures

During the reporting period for the calendar year ending December 31, 2025, the Company plans to take the following actions to increase its visibility into the origins of its 3TG:

aContinue to seek to increase the response rate from its direct suppliers.
bContinue to evaluate the services that assisted the Company in its collection and assimilation of the sourcing information received from its direct suppliers.
cReview the Company’s processes and procedures and make any updates that are appropriate to the Company’s compliance obligations.
dContinue to focus on supplier education to increase the accuracy of responses.
eContinue to support Assent’s outreach to suppliers whose sourcing has not been validated as “conflict-free” or “responsibly sourced” to request their immediate action to engage with the Responsible Minerals Audit Process and become conformant to the “conflict-free” or “responsibly sourced” assessment protocols.